EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR JANUARY 22, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

Press Release

SANTANDER CENTRAL HISPANO NET ATTRIBUTABLE INCOME ROSE 10.1% IN 2001 TO 2,486.3 MILLION EUROS

MADRID, January 22, 2002 – Santander Central Hispano group net attributable income rose 10.1% in 2001 to 2,486.3 million euros.

In the context of the marked slowdown in world economic growth, as well as increased uncertainty, the Group has focused on strengthening its capital base, prudent credit risk management and permanent increases in profitability.

The results are notable for strict cost control, an intensification of the policy on provisioning – with a special reserve of 1,287 million euros for Argentina that covers the entire book value and outstanding goodwill of Banco Río – as well as loan loss provisions and anticipated goodwill amortization.

A 23.7% increase in net interest income and 15.2% in fees and commissions underline the Group's growing capacity for generating recurring income. Trading gains declined 2.4%, mainly reflecting the writing down of the value of the Argentine portfolio. This impact was offset by favourable performance from portfolios in Spain and in the other foreign subsidiaries. Net operating revenues rose 19.7% to 15,563.6 million euros, with strong performance in recurring items – which give great stability to the results – and new businesses.

An increase of 15.1% in general administrative and personnel expenses essentially reflected recent acquisitions and new projects. Compared to 2000, and on a comparable basis, costs fell 6.8% in real terms, with declines across allbusiness areas with a consequent improvement in efficiency ratios. Especially encouraging was retail banking in Spain, which for the first time went below 50% and global wholesale banking which was below 40%.

Group efficiency ratio stood at 53.98%, an improvement of 213 basis points over the figure for 2000, with substantial margin remaining for cost reduction through branch network integration, redimensioning corporate centres and improving efficiency in recently incorporated banks.

Santander Central Hispano

Net operating income rose 26.8% to 5,944.5 million euros, a reflection of the Group's efficient management of revenues and expenditure. A total of 5,750 million euros was allocated to provisions, writeoffs, goodwill amortization and the creation of a special reserve announced in October, which has been increased to 1,287 million euros to cover the investment in Banco Río. This comes to 1,187 million euros or 98.5% of its capital, including the 18.5% recently acquired in line with prior commitments and paid for with Santander Central Hispano shares already in circulation.

Pre-tax income rose 12.3% to 4,237.3 million euros, and net attributable income rose 10.1% to 2,486.3 million. Retail banking accounted for 64% of the total, global wholesale banking for 9%, asset management and private banking for 8%, and strategic alliances plus the industrial group for 18%.

Asset management and private banking closed the year with a net attributable income of 386.2 million, an increase of 33.3% over the previous year. The result is especially positive when taking into account the generally unstable world economic environment. Improved efficiency, sales drive through the branch network and geographical diversification have enabled the Group to well outperform its competitors.

Global wholesale banking recorded a net attributable income of 392.5 million euros, a rise of 15.6%.

Net attributable income in Latin America came to US$1,510 million (1,688.2 million euros), thus attaining the goal of US$1.5 billion for the year. In Brazil, the Group has consolidated its 3rd place ranking among private banks, and recorded net attributable income of 664 million euros, of which 474 million correspond to Banespa which has amply surpassed expectations at the time of its acquisition.

In Mexico, a key strategic market, Santander Central Hispano is also the third ranking financial group. Net attributable income came to 583 million euros, of which 361 million correspond to Banca Serfín and 222 million to Santander Mexicano.

Banesto performed in line with objectives set for the year, with pre-tax income rising 23.1% to 520.8 million euros, based on increased business volume and successful management of net interest margins.

In all, the Group has 39 million customers, with 23 million in Latin America, 12.2 million in Spain, 2 million in Germany, 1.8 million in Portugal and 500,000 in the rest of Europe.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

BALANCE SHEET STRENGTH AND QUALITY

In addition to its long-established strict policy on provisioning and credit risk management, the Group last year strengthened its capital base and increased BIS ratio from 10.86% in December 2000 to 12.04% at the end of 2001.

At the same time, it improved its composition, increasing Tier I capital from 7.64% to 8.01%. Eligible capital of Santander Central Hispano came to 24,597 million euros with a surplus over minimum required levels of 8,252 million euros.

Customer business grew during the year with a 9.7% increase in customer funds that tripled the rise in loans (2.6%). Off balance sheet, mutual funds increased 5.4% over December 2000 and pension funds rose 14.9%, thereby consolidating the Group's market leadership in mutual funds of 26% in Spain and around 20% in personal pension plans.

Group non-performing loan ratio was 1.86% (0.88% in Spain and 3.32% in Latin America) with a provision cover rate of 143%.

Dividends

On July 31 and October 30 two interim dividends for 2001 were paid out for 0.0751 euros a share each. Following approval at the annual shareholders meeting, a final dividend of 0.0631 euros will be paid, as a result of which total 2001 dividend will be 5.5% higher than in 2000 for a payout of 53.5%.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

Consolidated income statement	Jan-Dic 2001	Jan-Dic 2000	01/00
	mln euros	mln euros	%
NET INTEREST REVENUE	**10,256.8**	**8,289.6**	**23.73**
Net fees and commissions	4,621.7	4,013.0	15.17
BASIC REVENUE	**14,878.5**	**12,302.6**	**20.94**
Trading gains	685.1	702.1	(2.42)
Net operating revenues	**15,563.6**	**13,004.7**	**19.68**
Personnel and general expenses	(8,401.0)	(7,296.4)	15.14
a) Personnel	(5,258.3)	(4,451.0)	18.14
b) General expenses	(3,142.7)	(2.845.4)	10.45
Depreciation	(1,218.2)	(1,019.7)	19.45
NET OPERATING INCOME	**5,944.5**	**4,688.6**	**26.79**
Income from equity accounted holdings	521.9	754.3	(30.81)
Earnings from Group transactions	1,169.4	384.8	203.87
Net provisions for loan losses	(1,586.0)	(1,048.3)	51.29
Goodwill amortization	(1,873.0)	(598.5)	212.92
Other income	60.5	(406.8)	-
Income before taxes	**4,237.3**	**3,774.0**	**12.28**
Corporate Tax	(910.4)	(714.9)	27.35
Net consolidated income	**3,326.9**	**3,059.1**	**8.75**
Minority interests	340.3	358.5	(5,06)
Dividend – preferred shareholders	500.3	442.5	13.05
NET ATTRIBUTABLE INCOME	**2,486.3**	**2,258.1**	**10.10**

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

Customer funds

	31.12.01 mln euros	31.12.00 mln euros	Variation %
Public sector	14,469.9	2,358.6	513.36
Private sector	71,106.1	68,458.5	3.87
Demand deposits	21,252.2	20,236.2	5.02
Savings accounts	15,472.4	13,734.3	12.65
Time deposits	18,370.7	20,933.3	(12.24)
REPOS	15,928.3	13,407.8	18.80
Other accounts	82.6	146.9	(43.77)
Non-resident sector	95,169.1	98,737.3	(3.61)
Deposits	84,901.4	88,305.3	(3.85)
REPOS	10,267.7	10,432.0	(1.58)
Total customer deposits	**180,742.1**	**169,554.5**	**6.60**
Debt securities	41,609.1	34,165.9	21.79
Subordinated debt	12,996.0	10,729.9	21.12
Total customer funds on-balance sheet	**235,347.2**	**214,450.3**	**9.74**
Total managed funds (off-balance sheet)	**95,065.2**	**88,648.2**	**7.24**
Mutual funds	68,535.0	65,011.9	5.42
Spain	49,487.6	49,241.6	0.50
Abroad	19,047.5	15,770.4	20.78
Pension funds	18,841.9	16,397.3	14.91
Spain	5,443.8	4,940.3	10.19
Individuals	4,698.0	4,222.7	11.26
Abroad	13,398.1	11,457.0	16.94
Managed portfolios	7,688.3	7,238.9	6.21
Spain	2,250.7	2,242.7	0.36
Abroad	5,437.6	4,996.2	8.83
Total customer funds on-balance sheet	**330,412.4**	**303,098.5**	**9.01**

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

Loans

	31.12.01 mln euros	31.12.00 mln euros	Variation %
Public sector	4,249.7	4,148.9	2.43
Private sector	84,721.7	81,677.6	3.73
Secured loans	33,028.3	27,652.7	19.44
Other loans	51,693.4	54,024.9	(4.32)
Non-resident sector	90,138.0	88,730.0	1.59
Secured loans	24,301.2	22,898.5	6.13
Other loans	65,836.8	65,831.5	0.01
Gross loans	**179,109.4**	**174,556.4**	**2.61**
Less: allowance for loan losses	5,287.3	5,172.2	2.23
Net loans	**173,822.0**	**169,384.2**	**2.62**
Note: doubtful loans	3,894.5	4,517.9	(13.80)
Public sector	4.5	3.7	19.89
Private sector	931.0	855.5	8.82
Non-resident sector	2,959.0	3,658.7	(19.12)

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

Santander Central Hispano

Shareholders' equity and capital ratios

	31.12.01 mln euros	31.12.00 mln euros	Variation %
Subscribed capital stock	2,329.7	2,280.1	2.17
Paid-in surplus	8,651.0	8,078.2	7.09
Reserves	5,466.4	5,437.1	0.54
Reserves at consolidated companies (net)	1,545.9	1,041.6	48.41
Total primary capital	**17,993.0**	**16,837.0**	**6.87**
Net attributable income	2,486.3	2,258.1	10.10
Treasury stock	(21.4)	(56.1)	(61.87)
Distributed interim dividend	(685.4)	(597.0)	14.80
Shareholders' equity at period end	**19,772.5**	**18,442.1**	**7.21**
Interim dividend pending distribution	(350.0)	(301.5)	16.11
Final dividend	(294.0)	(342.7)	(14.20)
Shareholders´ equity after Allocation of period end results	**19,128.4**	**17,797.9**	**7.48**
Preferred shares	6,879.0	6,644.2	3.53
Minority interests	1,394.9	2,488.6	(43.95)
Shareholders' equity & minority interests	**27,402.4**	**26,930.6**	**1.75**
Basic Capital (Tier I)	17,257.9	15,207.1	13.49
Supplementary Capital	8,824.1	6,413.8	37.58
Eligible capital	**26,082.0**	**21,620.9**	**20.63**
Risk-weighted assets (BIS criteria)	**204,445.5**	**199,062.7**	**2.70**
BIS ratio*	**12.76**	**10.86**	
Tier I	8.44	7.64	
Excess (amount)	**9,726.4**	**5,695.9**	**70.76**

* BIS ratios take account of amortization of 900 million euros in preferred stock.

External Communications
Plaza de Canalejas, 1 - 28014 -MADRID.
Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: January 22, 2002

By:____________________
Name: *Antonio Aparicio*
Title: Senior Vice President